June 21, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated June 20, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Sixth Comment Letter”) to the Company dated June 20, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 5) (the “Registration Statement”) filed by the Company with the SEC on June 7, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Sixth Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the First Comment Letter.

Amendment No. 5 to Registration Statement on Form F-1

Account Name Changes and Reclassifications, page 180

1.We have reviewed your response to prior comment 2. Additionally, you disclose on pages 147 and 180 that you changed the account name from "Salaries and benefits" to "Wages and benefits." However, you made this change in certain places of the filing but not in others. Please revise or advise.

Response: The Company has amended the Registration Statement as requested.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

AC/13110072.1

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

AC/13110072.1